The Super Crowd, Inc.
Devin Thorpe

Virtual Impact Crowdfunding Conference SuperCrowd23 to Build on Success
SuperCrowd22 Provided a Forum for Investors and Entrepreneurs Focused on Impact to Exchange Ideas for Building Community Capital and Solve Global Problems

The Super Crowd, Inc., host of SuperCrowd23, has announced May 10-11, 2023, will be the date for the virtual impact crowdfunding conference featuring close to 100 speakers, including investors, entrepreneurs who have raised capital via crowdfunding, portal executives and other experts.

Building community capital via regulated investment crowdfunding is a focus of the conference again this year. SuperCrowd22, held in September 2022, was praised for its scale and impact.

"I'm excited by this whole conference–the biggest group of visionary experts I've ever seen assembled," said Scott McIntyre, Chairman of the Crowdfunding Professional Association of the recent event.

"My problem was I wanted to be in every session. It was valuable, insightful; it was networking amongst like-minded folks—interesting and inspirational," said Jackie Logan, Chief Investment Officer of the climate-focused regulated investment crowdfunding portal Raise Green, of SuperCrowd22. "I have not been to a conference like this. This is real. This is actionable."

"SuperCrowd23 will play two vital roles in the crowdfunding economy in 2023," said Michelle Thimesch, CEO of Crowdfund Main Street. "First, it assembles, grows and trains the community of investors focused on impact through crowdfunding. Second, it strengthens, enables and inspires entrepreneurs working to build better communities or solve global problems."

The event is a collaborative effort among industry leaders coming together to hold the event. Co-hosts include Crowdfund Mainstreet, Brainsy, the National Coalition for Community Capital, the Crowdfunding Professional Association, Crowdfund Better, The Center for Community Ownership, WEconomy.US, Community Wealth Builders, UpEffect, CrowdMax, Crowdfund Capital Advisors, Kupchiy, Radivision, Connecting the Dots and Superpowers for Good.

Speakers on the SuperCrowd23 program already include Sherwood Neiss, Crowdfund Capital Advisors; Andrew Connor, The Center for Community Ownership; Brad Bertoch, VentureCapital.org; Andrew Stephenson, CrowdCheck; Bill Huston, CrowdMax; Brian Korn, Mannatt; Chip Haus, Connecting the Dots; George Cook, Honeycomb Credit; George Pullen, UNH Law, Columbia University, Milky Way Economy; Jackie Logan, Raise Green; James Wagoner, Joule Case; John Panaccione; Kathleen Minogue, Crowdfund Better; Miah Olmsted,

The Impact Arts Society; Michelle Thimesch, Crowdfund Main Street; Mona DeFrawi, Radivision; Peter Rostovsky, Kupchiy and Stephanie Geller, Community Wealth Builders.

The Super Crowd, Inc., a public benefit corporation, organizes virtual and in-person events to support the growth and development of the impact crowdfunding community, including both investors and issuers. The founding principle of TSCI is that cooperation and collaboration are essential for growing the number of impact investors supporting social entrepreneurs and traditionally underrepresented business owners. Learn more at http://TheSuperCrowd.com.